

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 1, 2009

Ms. Rita McKeown
Chief Financial Officer
Alliance HealthCard, Inc.
900 36th Avenue NW, Suite 105
Norma, OK 73072

> **Re:** **Alliance HealthCard, Inc.**
> **Amended Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed September 28, 2009**
> **Amended Forms 10-Q for Fiscal Quarters Ended**
>   **December 31, 2008 and March 31, 2009**
> **Filed September 28, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 000-30099**

Dear Ms. McKeown:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file as correspondence on EDGAR the supplemental response letters you faxed to us on September 17, 2009 and September 24, 2009.

Amended Form 10-K for Fiscal Year Ended September 30, 2008
Amended Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and March 31, 2009

2. We note that your amended Form 10-K and amended Forms 10-Q are each dated as of August 21, 2009. We also note that your Rule 13a-14(a) and Rule 13a-14(b) certifications for each filing are dated as of August 21, 2009. Please amend your Form 10-K and each Form 10-Q to provide a signature page and new certifications dated as of the date you file your amendment. See Rule 13a-14(a) and (b) and Rule 12b-15 of the Securities Exchange Act. Please note that you must file the entire amended Form 10-K and Form 10-Q with each amendment. For further information, please see Question 17 of the Sarbanes-Oxley Act of 2002 Frequently Asked Questions (revised on November 14, 2002), which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

3. As previously requested, please amend your Form10-Q for the fiscal quarter ended June 30, 2009 to reflect the revisions requested by comments three and four from our letter dated September 2, 2009. Please note that such amendment and your Rule 13a-14(a) and Rule 13a-14(b) certifications for such filing should be dated as of the date you file your amendment.

*   *   *   *

As appropriate, please amend your Form 10-K and Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions on the comments above please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350.

Sincerely

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director